Leagueswype LLC



ANNUAL REPORT

417 Des Plaines
Forest Park, IL 60130
(708) 405- 9288
www.leagueswype.com

This Annual Report is dated December 31, 2019.

BUSINESS

Leagueswype is an interactive community of fantasy sports enthusiasts that will provide for the storing and transferring of funds easily, quickly, & securely, making it the ideal custodial solution for all fantasy sports related transactions. The application also provides a full suite of features that enable its users to consolidate their participation in leagues across various fantasy sports providers. On one platform, users will be able to view and manage league logistics, create and commission leagues, organize and manage payments, store value, engage with league participants through a messaging function, access relevant league and media information and take advantage of exclusive product discounts. All of this in a secure environment across web and mobile devices. Leagueswype is currently in beta with a working web application available. We are seeking additional capital to complete mobile application development and to enhance UX/UI design.

Previous Offerings

Between January 1, 2019 and December 31, 2019, we sold 1266 units of Non-Voting Membership Interest in exchange for $10 per unit under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

	2019	2018
Revenue	$ 7,609	$ -
Cost of Sales	-	-
Gross Profit		
Operating Expenses-		
Start-Up Costs	15,240	5,728
Total Operating Expenses	15,240	5,728
Net Income	$ (7,631)	$ (5,728)

Liquidity and Capital Resources

At December 31, 2019, the Company had cash of $3,264.

Debt

The company has no debt at December 31, 2019.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Darius Grandberry CEO, Founder and Manager

Darius Grandberry is CEO and Founder of Leagueswype LLC. Darius formed the company in June 2016 and has been working on the business ever since. He began working full-time for the company in June 2017. Darius Grandberry currently works full-time as Managing Director for the start-up financial services firm Gold Leaf Capital Partners where he started in January 2018 (primary position). Mr. Grandberry was formerly the Chief Financial Officer at Muller and Monroe Asset Management LLC (M2) and spent ten years with the firm from 2007 to 2017 working full time. Mr. Grandberry was responsible for the daily financial operations of both M2 and the private equity funds it advises. Prior to joining M2, Darius was a senior auditor at Washington, Pittman, & McKeever, LLC where he managed all phases of client audits, evaluated business processes, and determined compliance needs from 1999 to 2007. Darius is a Certified Public Accountant (CPA) with a BS degree in Accounting from the University of Illinois and received his MBA from Northwestern University's Kellogg School of Management. Darius is a member of the American Institute of Certified Public Accountants (AICPA), the Illinois CPA Society (ICPA).

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Voting Membership Interest, our only outstanding class of capital stock, as of December 31, 2019, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Voting Membership Interest, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Voting Membership Interest	Darius Grandberry, IL	500,001 shares		100%

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

OUR SECURITIES

Our authorized capital stock consists of 500,001 shares of common stock, par value $0. $10 per share. As of December 31, 2019, 500,001- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.
If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on December 31, 2019.

Leagueswype LLC

By   *Darius Grandberry*
_____
        Name   Darius Grandberry

        Title: Chief Executive Officer, Founder
                   and Manager

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Darius Grandberry, Principal Executive Officer of Leagueswype, hereby certify that the financial statements of Leagueswype included in this Report are true and complete in all material respects.

Darius Grandberry
Principal Executive Officer

LEAGUESWYPE LLC

FINANCIAL STATEMENTS(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2019 AND 2018

Leagueswype LLC
Index to Financial Statements
(unaudited)

LEAGUESWYPE LLC
BALANCE SHEET
DECEMBER 31, 2019 AND 2018
(unaudited)

Assets		
Current Assets:		
Cash	$ 3,264	$ -
Total Current Assets	-	-
Non-Current Assets		
Property, Plant & Equipment	-	-
Intangible Assets	-	-
Total Non-Current Assets	-	-
Total Assets	$ 3,264	-
Liabilities and Equity		
Current Liabilities		
Short-term borrowings	-	-
Total Current Liabilities	-	-
Non-Current Liabilities	-	-
Long-term borrowings	-	-
Total Non-Current Liabilities	-	-
Total Liabilities	-	-
Owners' Equity		
Members' Investment	61,821	50,926
Retained Earnings	(50,926)	(45,198)
Net Income	(7,631)	(5,728)
Total Members' Equity	3,264	-
Total Liabilities and Stockholders' Equity	$ 3,264	$ -

LEAGUESWYPE LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR DECEMBER 31, 2019 AND 2018
(unaudited)

	2019	2018
Revenue	$ 7,609	$ -
Cost of Sales	-	-
Gross Profit		
Operating Expenses-		
Start-Up Costs	15,240	5,728
Total Operating Expenses	15,240	5,728
Net Income	$ (7,631)	$ (5,728)

	Members' Contribution		Accumulated Deficit	Stockholders' Equity
	Units	Amount		
December 31, 2018	1,000,000	$ 50,926	$ (50,926)	$ 0
Contributions		7,631	-	10,895
Net Income/(Loss)	-	-	(7,631)	(7,631)
December 31, 2019	1,000,000	$ 58,557	$ (58,557)	$ 3,264

LEAGUESWYPE LLC
STATEMENTS OF CASH FLOWS
FOR DECEMBER 31, 2019 AND 2018
(unaudited)

	2019	2018
Cash Flows From Operating Activities		
Net Income	$ (7,631)	$ (5,728)
Net Cash Used in Operating Activities	(7,631)	(5,728)
Cash Flows From Financing Activities		
Members' Contribution	10,895	5,728
Net Cash Received From Financing Activities	5,728	5,728
Increase in Cash and Cash Equivalents	3,264	-
Cash and cash equivalents, beginning of period	-	-
Cash and cash equivalents, end of period	$ 3,264	$ -

NOTE 1 – NATURE OF OPERATIONS

Leagueswype LLC was formed on June 6, 2016 ("Inception") in the State of Delaware. The financial statements of Leagueswype LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Forest Park, IL

The Company will be offering the first and only virtual wallet specifically targeting the multi-billion-dollar fantasy sports industry. Leagueswype is a wonderfully designed platform that allows, among other things, fantasy sports players to collect, store, and transfer funds. Each user will have a Leagueswype (Skrill) account/wallet were funds can be deposited from a bank account or credit/debit card and stored. These funds can then be transferred into a season long "league bank" to collect dues and other fees associated with fantasy play or these funds can be transferred to another Leagueswype account owner if desired (peer to peer transfers). Eventually and additionally we will want to allow Leagueswype users the ability to use their account balances to make purchases through our application and on partnering sites. All of this in a secure environment across web and mobile devices.

Going Concern and Management's Plans
The Company was recently formed. We will incur significant additional costs for operations until revenues can be derived. We will rely on debt and equity financing for working capital until positive cash flows from operations can be achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. Throughout the next 12 months, the Company intends to fund its operations with funding from founder contributions, additional debt and/or equity offerings, proposed Regulation Crowdfunding and Regulation D offerings, and revenues from operations. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales of the application through the Google Play and Apple iOS app stores, referral commission paid by affiliate partnerships, in app purchases, subscription fees for upgraded services, and ad revenue when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company does not currently have any outstanding debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. The Company also has no material commitments or contingencies requiring disclosure.

NOTE 5 – MEMBERS' EQUITY

Leagueswype is a single member LLC and is managed by managers. Darius Grandberry is the Manager and currently owns 500,001 of the 500,001 ownership units in the Company. The Company has authorized the issuance of 107,000 memberships units of the 499,999 membership units in the Company. Between June 1, 2019 and December 1, 2019 the Company sold 1266 membership units in exchange for $10 per unit under Regulation Crowdfunding.

NOTE 6 – RELATED PARTY TRANSACTIONS

No related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019 through April 15, 2019. There have been no other events or transactions during this time that would have a material effect on the balance sheet.